FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

May 16, 2007

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

(Commission file number) 0 - 017444

Akzo Nobel N.V.
(Translation of registrant’s name into English)

76, Velperweg, 6824 BM Arnhem, the Netherlands
(Address of principal executive offices)

Akzo Nobel to commence share buyback program

Arnhem, the Netherlands, April 24, 2007 — Akzo Nobel (Euronext Amsterdam: AKZ; Nasdaq: AKZOY) has announced that it will commence a EUR 1.6 billion open market share buyback program on May 3, 2007. At the current share price, this represents approximately 10% of the common shares outstanding.

Subject to shareholder approval at tomorrow’s AGM, the repurchased shares will be cancelled. ING Wholesale Banking will execute the open market repurchase program, which is expected to be completed by the end of 2007. The repurchase price will be based on the daily VWAP (Volume Weighted Average Price) and the program will be in full compliance with the Safe Harbor trading and volume restrictions of the Market Abuse Directive. Akzo Nobel will provide weekly progress updates to the market.

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Note to editors
Akzo Nobel is a Fortune Global 500 company and is listed on both the Euronext Amsterdam and NASDAQ stock exchanges. It is also included on the Dow Jones Sustainability Indexes and FTSE4Good Index. Based in the Netherlands, we are a multicultural organization serving customers throughout the world with human and animal healthcare products, coatings, and chemicals. We employ around 62,000 people and conduct our activities in these four segments, with operating subsidiaries in more than 80 countries. Consolidated revenues for 2006 totaled EUR 13.7 billion. The financial results for the second quarter will be published on July 24, 2007.

Internet: www.akzonobel.com

Not for publication – for more information
Akzo Nobel nv
Corporate Media Relations, tel. +31 26 366 43 43
Contact: Tim van der Zanden

Safe Harbor Statement*
This press release may contain statements which address such key issues as Akzo Nobel’s growth strategy, future financial results, market positions, product development, pharmaceutical products in the pipeline, and product approvals. Such statements should be carefully considered, and it should be understood that many factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, price fluctuations, currency fluctuations, progress of drug development, clinical testing and regulatory approval, developments in raw material and personnel costs, pensions, physical and environmental risks, legal issues, and legislative, fiscal, and other regulatory measures. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies. For a more comprehensive discussion of the risk factors affecting our business please see our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission, a copy of which can be found on the company’s corporate website www.akzonobel.com.

* Pursuant to the U.S. Private Securities Litigation Reform Act 1995.

Akzo Nobel nv Velperweg 76 P.O. Box 9300 6800 SB Arnhem The Netherlands Tel +31 26 366 43 43 Fax +31 26 366 49 40

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of
1934 the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.

Akzo Nobel N.V.

Name :	R.J. Frohn	Name :	J.J.M. Derckx
Title :	Chief Financial Officer	Title :	Director Financial Reporting

Dated : May 16, 2007